1934 Act Registration No. 1-15128

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated December 30, 2005

United Microelectronics Corporation

(Translation of Registrant’s Name into English)

No. 3 Li Hsin Road II

Science Park

Hsinchu, Taiwan, R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      ✓            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      ✓

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

www.umc.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Microelectronics Corporation

Date: 12/30/2005	By	/s/ Chitung Liu
Chitung Liu
Chief Financial Officer

www.umc.com

Exhibit

Exhibit	Description
99.1	Announcement on December 30, 2005: To clarify the report about improper insider trading by The Company’s Vice Chairman

Exhibit 99.1

www.umc.com

To clarify the report about improper insider trading by The Company’s Vice Chairman

1.	Name of the reporting media: United Evening News

2.	Date of the report: 2005/12/29

3.	Content of the report: UMC’s Vice Chairman Sold 2,160,000 shares which involved improper insider trading

4.	Summary of the information provided by investors: None

5.	Company’s explanation of the reportage or provided information:

UMC absolutely refutes the claims made by the United Daily News that its Vice Chairman Peter Chang sold shares of UMC between September 28 and October 5 of 2005. These claims are completely false. To clarify, Vice Chairman Chang applied to sell 3 million shares of UMC shares on August 16, 2005 in full compliance with reporting procedures for management of listed companies. The purpose of the sale was for the repayment of a house loan and for tax payment purposes. He completed the sale of these shares between August 22 and September 15 of 2005. Furthermore, he made no subsequent share sales after September 15. There is absolutely no evidence to suggest improper insider trading by Peter Chang or any other UMC executive.

6.	Countermeasures: None

7.	Any other matters that need to be specified: None